SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PDL BioPharma, Inc.

(Name of Subject Company (Issuer))

PDL BioPharma, Inc.

(Names of Filing Persons (Offeror))

2.875% Convertible Senior Notes due February 15, 2015

(Title of Class of Securities)

69329Y AB0

69329Y AA2

(CUSIP Number of Class of Securities)

Danny Hart

Associate General Counsel

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, Nevada 89451

Telephone: (775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dhiya El-Saden

Gibson, Dunn & Crutcher LLP

333 South Grand Ave.

Los Angeles, CA 90071

Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$180,000,000(1)	$20,628(2)

(1)	Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction value is $180,000,000, which is based upon the aggregate principal amount of the 2.875% Convertible Senior Notes due February 15, 2015, as of November 9, 2011.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,628 Form or Registration No.: Schedule TO-I	Filing Party: PDL BioPharma, Inc. Date Filed: November 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO-I

This Amendment No. 2 (this Amendment) amends and supplements the Issuer Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (the SEC) on November 15, 2011, as amended and supplemented by Amendment No. 1 to Schedule TO-I filed with the SEC on December 8, 2011 (as amended or supplemented from time to time, the Schedule TO-I), pursuant to Section 13e-4 of the Securities Exchange Act of 1934, as amended, by PDL BioPharma, Inc., a Delaware corporation (PDL or the Company), in connection with an offer (the Exchange Offer) by PDL to exchange, for each $1,000 principal amount of the Company’s 2.875% Convertible Senior Notes due February 15, 2015 (the Old Notes), $1,000 principal amount of 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 (the New Notes), and a cash payment. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offering Memorandum dated November 15, 2011, as amended and supplemented by Supplement No. 1 to Offering Memorandum dated December 7, 2011 (as amended or supplemented from time to time, the Offering Memorandum), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(v), in the case of the Offering Memorandum, and Exhibit (a)(1)(ii), in the case of the Letter of Transmittal, to the Schedule TO-I (which together, as amended or supplemented from time to time, constitute the Exchange Offer).

The purpose of this Amendment is to extend the expiration time of the Exchange Offer by three business days and to amend the Exchange Offer as described in Supplement No. 2 to Offering Memorandum and the press release attached as Exhibits (a)(1)(vi) and (a)(5)(ii) hereto, respectively, to correct a mathematical rounding error in the conversion rate for the Old Notes and, accordingly, the conversion rate for the New Notes upon their issuance.

All information in the Exchange Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Company is extending the expiration time of the Exchange Offer to 5:00 p.m., New York City time, on December 19, 2011, unless further extended or earlier terminated. The Exchange Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on December 14, 2011. Accordingly, the anticipated settlement date is extended to December 21, 2011. Throughout the Schedule TO-I, the Offering Memorandum and the other Exchange Offer materials, all references to the expiration time of the Exchange Offer are hereby amended to extend the expiration time of the Exchange Offer to 5:00 p.m., New York City time, on December 19, 2011, unless further extended or earlier terminated, and all references to the anticipated settlement date are hereby amended to extend the anticipated settlement date to December 21, 2011.

Item 12.	Exhibits.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding the following exhibits:

(a)(1)(vi)	Supplement No. 2 to Offering Memorandum, dated December 12, 2011.

(a)(5)(ii)	Press Release, dated December 12, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

PDL BIOPHARMA, INC.

/s/ JOHN P. MCLAUGHLIN
Name:	John P. McLaughlin
Title:	President and Chief Executive Officer

Date: December 12, 2011

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum, dated November 15, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(v)	Supplement No. 1 to Offering Memorandum, dated December 7, 2011.**

(a)(1)(vi)	Supplement No. 2 to Offering Memorandum, dated December 12, 2011.

(a)(5)(i)	Press Release, dated November 15, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on November 15, 2011).

(a)(5)(ii)	Press Release, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K/A filed December 12, 2011).

d(1)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 to PDL’s Quarterly Report on Form 10-Q for the period ended June 30, 2011).

(d)(2)	Supplemental Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated May 16, 2011 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed May 16, 2011).

(d)(3)	Indenture between the Company and The Bank of New York Mellon Trust Company, N.A., dated as of November 1, 2010 (incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed November 9, 2010).

(d)(4)	Revised Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.**

(g)	None.

(h)	None.

*	Previously filed on Schedule TO-I dated November 15, 2011.
**	Previously filed on Amendment No. 1 to Schedule TO-I dated December 8, 2011.